

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

David Hamamoto
Co-Chief Executive Officer
DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177

> **Re: DiamondHead Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 22, 2022**
> **File No. 333-267820**

Dear David Hamamoto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed November 22, 2022

Cover page

1. We note your response to comment 1. Please revise to also indicate the value of the Founder Shares and the value of the Private Placement Warrants along with an aggregate value of the interests at risk.

Unaudited Pro Forma Condensed Combined Financial Information, page 68

2. For certain transaction accounting adjustments, it appears that your pro forma balance sheet aggregates multiple adjustments into one numerical amount in the column for transaction accounting adjustments. *For example purposes only*, we note your adjustment for $161,694,564 is labeled 3c,d, we further note that adjustment 3(d)(7) appears to

describe multiple items (i.e. earnout adjustment and transaction costs), and it is unclear what amounts result in the aggregate adjustment of $161,694,564. Please revise your pro forma balance sheet to provide a separate line for each transaction accounting adjustment and revise your footnotes to disaggregate multiple adjustments, as applicable.

3.   We note your response to comment 9 and your revisions to your filing. Please further revise to disclose the methodology, the quantitative inputs and any material assumptions used to calculate the estimated fair value for each finished land lot acquired from the Land Development Affiliates. In addition, please revise to disclose any material uncertainties, if any, with respect to this adjustment. Please refer to Rule 11-02 of Regulation S-X.

Legal Proceedings, page 117

4.   We note your response to comment 13 and we reissue it in part. Please revise to address the compensation and relief sought in each lawsuit.

GSH's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 157

5.   We note your revised disclosure on page 158 that states you had $478.7 million in revenues from sales of homes in 2021. This disclosure does not appear to align with the amount of revenues on your income statement. Please revise your disclosure regarding *revenue* from sales of homes to remove such disclosure or revise to further clarify what this amount represents, or advise.

6.   We note your response to comment 16 and your revised disclosures. Please further expand your disclosure to clarify how supply chain disruptions have had, and may continue to have, a material impact on GSH's results of operations, liquidity or capital resources. In this regard, your enhanced disclosure should consider the *quantitative* impact of supply chain disruptions on GSH's business, which you disclose generally resulted in increased costs for GSH to obtain building supplies and GSH having to absorb additional carrying costs on homes being constructed.

7.   We note your response to comment 17 and your revised disclosure. Such disclosure does not appear to be consistent with your increase in cancellation rates and decrease in backlog. Please expand your discussion to disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation. Trends or uncertainties may include the impact of inflation and mortgage interest rates on cost of sales, gross profit, inventory and taxes as well as decrease in demands for homes, increase in cancelation rates, and decrease in backlog.

The Business Combination
Merger Consideration, page 193

8.   We note your response to comment 21, please address the following:
   • It appears that you assume that closing indebtedness less closing cash will be $93 million. Please clarify for us and in your filing your basis for your assumption that this amount will be $93 million.
   • To the extent that such amount can vary from $93 million, please clarify for us and in your filing if the amount of UHG Class A common shares, UHG Class B Common Share, shares underlying the Rollover Options, and shares underlying the Assumed Warrants can vary.
   • To the extent the share amounts can vary, please revise to expand your disclosure throughout your filing to address this variability.
   This comment also applies to your note 1 and note 6 to the unaudited pro forma condensed combined financial information.

Background of the Business Combination, page 195

9.   We note your response to comment 22. Please revise to address in greater detail the nature of the add-on business opportunities.

   You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Real Estate & Construction

cc: Robert Downes